

13030283

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50510

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G-2 Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Third Avenue, 8th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Fortunoff (212) 905-5704
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory Fortunoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G-2 Trading, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Chief Executive Officer
Title

[signature]
Notary Public

KATIE BROMBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BR6213400
Qualified in Kings County
My Commission Expires November 09, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

G-2 TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

G-2 TRADING, LLC

Contents

	Page
Financial Statement	

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

INDEPENDENT AUDITORS' REPORT

To the Members of
G-2 Trading, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of G-2 Trading, LLC as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of G-2 Trading, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.



New York, New York
February 27, 2013

G-2 TRADING, LLC

Statement of Financial Condition
December 31, 2012

ASSETS	
Cash	$ 134,206
Due from Clearing Broker	6,418,234
Securities owned, at fair value	58,812,133
Contribution receivable	350,000
Due from Affiliate	82,562
Fixed assets, net	780,348
Intangible asset, net	454,992
Goodwill	1,954,040
Other assets	177,205
	$ 69,163,720
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 48,603,880
Distributions due to members	1,676,388
Accounts payable and accrued liabilities	608,919
Total liabilities	50,889,187
Commitments	
Members' equity	18,274,533
	$ 69,163,720

See notes to financial statement

G-2 TRADING, LLC

Notes to Financial Statement
December 31, 2012

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

G-2 Trading, LLC (the "Company") is a Delaware limited liability company, which commenced operations on October 9, 1997 as a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and the Philadelphia Stock Exchange, Inc. The Company's managing member, M Street Capital LLC (the "Managing Member"), owns Class A Membership Interest.

The Company is engaged in the proprietary trading of securities.

The Company does not carry accounts for customers or perform custodial functions related to securities. From January 1, 2012 through June 30, 2012, the Company traded securities through its clearing broker, Goldman Sachs Execution & Clearing, LP (the "Clearing Broker"), a New York Stock Exchange member, directly. Since July 1, 2012, the Company has traded through an affiliated entity, Beacon Gate, LLC (the "Affiliate"), which introduced the members' designated trading accounts, on a fully disclosed basis, to the Clearing Broker.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and other adjustments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Securities transactions:

The Company records transactions in securities and related revenue and expenses, including commissions, on a trade-date basis. Dividends are accrued on the ex-dividend date. Interest expense is recorded on the accrual basis.

[3] Income taxes:

The Company is a limited liability company, taxed as a partnership, and as such is not a taxpaying entity. Each member is individually responsible for its share of the Company's income or loss for income tax reporting purposes. Accordingly, the Company has no provision for federal and state income taxes.

Tax laws are complex and subject to different interpretations by taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of operations.

The Managing Member is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has no material unrecognized tax benefits and has not recognized in this financial statement any interest or penalties related to income taxes. There are currently no income tax returns under audit. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years prior to December 31, 2009.

[4] Cash:

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. In the event of a financial institution's insolvency, recovery of cash may be limited.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Fixed assets:

Furniture, equipment, computer software, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lease term, or estimated useful lives, whichever is shorter.

[6] Intangible asset:

Intangible asset is being amortized by the straight-line method over its estimated useful life of five years. The Company assesses the recoverability of its intangible asset by determining whether the carrying amount can be recovered through undiscounted forecasted cash flows if events or changes in circumstances indicate that the asset may be impaired. If undiscounted forecasted cash flows indicate that the carrying amount will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated when achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

No indicators of impairment were identified during the year ended December 31, 2012.

[7] Goodwill:

Goodwill is not subject to amortization and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Current guidance allows an entity to assess qualitatively whether it is necessary to perform step one of a prescribed two-step annual goodwill impairment test. If an entity believes, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit exceeds its carrying amount, the two-step goodwill impairment test is not required. The Company performed a qualitative assessment of goodwill at December 31, 2012 and determined that that two-step process was not necessary.

[8] Securities valuation:

The Company carries its securities owned and securities sold, not yet purchased at fair value. Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8] Securities valuation: (continued)

Level 3 inputs are unobservable inputs for the assets or liabilities that rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Managing Member uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets and liabilities.

Securities owned and securities sold, not yet purchased, consist of common stocks and equity options which are classified within Level 1 of the fair value hierarchy. Securities listed on a national securities exchange or listed on NASDAQ National Market System are valued at their last reported sales price on the primary securities exchange. Options are valued at their average closing bid and ask price.

NOTE C - DUE FROM CLEARING BROKER

The clearing and depository functions for the Company's security transactions are provided by the Clearing Broker. For financial reporting purposes, amounts payable to the broker have been offset against amounts receivable from the broker for securities sold, not yet purchased, and other items. At December 31, 2012, all of the securities owned, securities sold, not yet purchased and the amount due from clearing broker reflected on the statement of financial condition are security positions carried by and amounts due from the Clearing Broker. The Company had substantially all of its individual counterparty concentration with the Clearing Broker.

The Company's securities are used to secure any amounts payable to the Clearing Broker and the securities sold, not yet purchased. Subject to the clearing agreement, the Clearing Broker has the right to sell or repledge collateral held by it. The Managing Member monitors the trading activity of the Company to maintain adequate margin with the Clearing Broker.

NOTE D - MEMBERS' EQUITY

Members' equity represents interests of the Managing Member and the Class B Members.

The operating agreement of the Company defines the rights and obligations of the members including the terms of profit and loss sharing arrangements for use of the Company's proprietary trading account. Members' interests are classified as permanent equity.

The Managing Member, in accordance with the operating agreement, will contribute capital to the extent of the Class B Members' deficit balances such that Class B Members with positive balances will not be required to cover losses of Class B Members with deficits. Historically, the Managing Member has allocated its capital to cover deficits in Class B Member accounts that have deficits at the time of their termination. Included within members' equity on the statement of financial condition at December 31, 2012, is $671,859 related to Class B Members' deficits guaranteed by the Managing Member. Deficits of $908,368 are guaranteed by other Class B Members which have surplus balances.

NOTE E - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased as of December 31, 2012 consist of the following, all of which are Level 1 securities per the fair value hierarchy, and are located in the United States:

	Securities Owned	Securities Sold, Not Yet Purchased
Common stocks:		
Basic materials	$ 7,057,420	$ 5,050,764
Conglomerates	25,371	
Consumer goods	7,923,668	8,433,802
Financial	10,799,753	7,227,952
Healthcare	10,977,206	12,842,615
Industrial goods	3,305,384	1,899,512
Services	10,412,520	9,720,944
Technology	5,628,780	1,849,654
Utilities	300,847	80,933
Total common stocks	56,430,949	47,106,176
Options:		
Basic materials	372,195	201,606
Consumer goods	163,532	77,493
Financial	130,577	34,100
Healthcare	742,362	536,162
Industrial goods	342,960	374,495
Services	214,061	151,434
Technology	415,497	122,414
Total options	2,381,184	1,497,704
Total	$ 58,812,133	$ 48,603,880

Securities sold, not yet purchased, represent obligations of the Company to deliver specific securities by purchasing the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance-sheet market risks as the Company's ultimate obligation may exceed the amount recognized in the financial statement.

G-2 TRADING, LLC

Notes to Financial Statement
December 31, 2012

NOTE F - FIXED ASSETS

Components of fixed assets included in the statement of financial condition at December 31, 2012 were as follows:

Furniture and fixtures	$ 228,550
Computer equipment	321,776
Software	1,860,842
Leasehold improvements	78,749
Total cost	2,489,917
Less accumulated depreciation and amortization	1,709,569
	$ 780,348

NOTE G - INTANGIBLE ASSET

Intangible asset subject to amortization at December 31, 2012 consists of the acquired trading relationships with non-managing members ("Class B Members"), who conduct the proprietary trading for the Company. These relationships had a carrying value of $1,300,000 at the date of acquisition and an estimated useful life of five years. At December 31, 2012, net carrying value was $454,992.

NOTE H - DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Company trades equity options, which are derivative financial instruments, for trading purposes and for managing the risk associated with equity positions held by the Company.

As of December 31, 2012, the volume for the Company's derivative activities based on their number of contracts, categorized by primary underlying risk, are as follows:

	Long Exposure	Short Exposure
Primary Underlying Risk	Number of Contracts	Number of Contracts
Equity contracts:		
Equity options	31,291	20,839

NOTE H - DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

The following table identifies the fair value amounts and locations of the derivative instruments reported in the statement of financial condition categorized by primary underlying risk, all of which are accounted for as trading instruments at December 31, 2012:

	Derivative Assets		Derivative Liabilities	
Primary Underlying Risk	Location	Fair Value	Location	Fair Value
Equity contracts:				
Equity options	Securities owned, at fair value	$ 2,381,184	Securities sold, not yet purchased, at fair value	$ 1,497,704

NOTE I - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of its business, the Company trades various financial instruments (written options and securities sold, not yet purchased). Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific times at specific future dates. Each of these financial instruments contains varying degrees of off-balance-sheet risk whereby changes in the market values of the securities underlying the financial instruments or the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified securities at the contracted price and, thereby, create a liability to purchase the securities in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Derivative financial instruments may be used to manage market risk and to take an active long or short position in the market. Should interest rates or credit spreads move unexpectedly, anticipated benefits may not be achieved and a loss realized. Furthermore, the use of derivative financial instruments involves the risk of imperfect correlation in movements in the price of the instruments, interest rates and the underlying assets.

NOTE J - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Minimum net capital is defined as the greater of 6-2/3% of aggregate indebtedness or $100,000. At December 31, 2012, the Company had net capital of $4,254,000, which was $4,101,646 in excess of its required net capital of $152,354. Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Uniform Net Capital Rule 15c3-1 of the SEC and other regulatory bodies.

NOTE J - NET CAPITAL REQUIREMENTS (CONTINUED)

Proprietary balances, if any, held at the Clearing Broker ("PAIB Assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and the Clearing Broker, which requires, among other things, that the Clearing Broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

NOTE K - RELATED PARTY TRANSACTIONS

The Company has a commission rebate agreement with its Affiliate.

The Company has a service agreement with the Affiliate. Pursuant to this agreement, the Company made available its facilities and employees to provide administrative and brokerage services and received payments for certain direct costs.

In addition, the Company has a month-to-month sublease agreement with the Affiliate.

NOTE L - COMMITMENTS

The Company leases office space under a non-cancellable operating lease expiring in May 2015. The lease contains escalation provisions based on certain costs incurred by the lessor.

Minimum rental commitments under this lease as of December 31, 2012 are as follows:

2013	$ 720,000
2014	720,000
2015	300,000
Total	$ 1,740,000

Included in Accounts Payable and Accrued Liabilities at December 31, 2012, is deferred rent of $108,750. This represents the difference between rent payable calculated over the life of the lease on a straight-line basis, and rent payable on a cash basis.